PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175408

57th Street General Acquisition Corp.

5,456,300 Shares of Common Stock

This prospectus relates to 5,456,300 shares of our common stock, par value $0.0001 per share, 5,456,300 of which are issuable upon the exercise of warrants originally issued in our initial public offering.

In order to obtain the shares underlying the warrants, the holders of the warrants must pay an exercise price of $11.50 per share. In this case, we will receive proceeds from the exercise of the warrants, but not from the sale of the underlying common stock. Alternatively, we may call the warrants for redemption at $0.01 per warrant if the last sale price of the common stock equals or exceeds $17.50 per share, for any 20 trading days within a 30 trading day period. If we call the warrants for redemption, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In that case, such holder would receive common stock in exchange for warrants.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” commencing on page 4.

Our common stock, warrants and units are listed on the Nasdaq Capital Market under the symbols “CRMB”, “CRMBW” and “CRMBU”, respectively. On September 1, 2011 the last reported sales price of our common stock, warrants and units were $6.26, $0.65 and $14.60, respectively.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2011

ABOUT THIS PROSPECTUS

This prospectus is a part of the registration statement that we filed on Form S-3 with the Securities and Exchange Commission. You should read this prospectus together with the more detailed information regarding our company, our common stock and warrants, and our financial statements and the notes to those statements that appear elsewhere in this prospectus and any applicable prospectus supplement together with the additional information that we incorporate in this prospectus by reference, which we describe under the heading “Incorporation of Certain Documents By Reference.”

You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

Unless the context requires otherwise, in this prospectus, we use the terms “57th Street,” “our company,” “we,” “us,” “our,” and similar references to refer to 57th Street General Acquisition Corp. and its subsidiaries.

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PROSPECTUS SUMMARY

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and the notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.

OUR BUSINESS

We were incorporated in Delaware on October 29, 2009 as a blank check company for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets.

We entered into a Business Combination Agreement dated as of January 9, 2011 and amended on each of February 18, 2011, March 17, 2011 and April 7, 2011 (as amended, from time-to-time, the “Business Combination Agreement”), by and among 57th Street, 57th Street Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of 57th Street (“Merger Sub”), Crumbs Holdings LLC, a Delaware limited liability company (“Crumbs”), the members of Crumbs immediately prior to the consummation of the Merger (the “Members”) and the representatives of the Members and Crumbs pursuant to which, subject to the terms and conditions contained therein, Merger Sub was merged with and into Crumbs with Crumbs surviving the merger as a non-wholly owned subsidiary of 57th Street (the “Merger”). The entity surviving the Merger kept the Crumbs Holdings LLC name, however references herein to the Members of Crumbs refer only to the members of Crumbs Holdings LLC immediately prior to the consummation of the Merger, and therefore exclude the members of Merger Sub. The transactions contemplated by the consummation of the Merger and Business Combination Agreement are referred to herein collectively as the “Transaction”.

Pursuant to the Business Combination Agreement, on February 22, 2011, we commenced a tender offer, as amended from time to time, to ultimately purchase up to 1,803,607 shares of our issued and outstanding common stock for $9.98 per share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, as supplemented by the Schedule TO, and the Third Amended and Restated Letter of Transmittal (which together, as amended or supplemented from time to time, constituted the “Offer”). The Offer expired at 5:00 p.m. Eastern time, on May 4, 2011. We promptly purchased all 1,594,584 shares of our common stock validly tendered and not withdrawn, for an aggregate purchase price of $15,464,848.

Upon consummation of the Merger, the Members of Crumbs received consideration in the form of newly issued securities and approximately $22,080,060 in cash. The securities consisted of (i) 4,541,394 New Crumbs Class B Exchangeable Units (the aggregate of which is exchangeable for 4,541,394 shares of our common stock, and 641,394 of which New Crumbs Class B Exchangeable Units have been exchanged for shares of our common stock and are being sold by a selling stockholder), issued by Crumbs and (ii) 454,139.4 shares of Series A Voting Preferred Stock (each such share entitling its holder the right to vote 10 votes per share in all matters for which the holders of common stock are entitled to vote), issued by us (64,139.4 of which have been surrendered and cancelled by us upon the exchange of 641,394 New Crumbs Class B Exchangeable Units for the 641,394 shares of common stock issued to a selling stockholder). In addition, Crumbs, as the entity surviving the Merger, received as a capital contribution from us, the sum of $13,724,513.92 (not including refunds receivable after the closing of the Merger) after giving effect to the retention of $53,156.01 by 57th Street for future public company expenses and the payment of $148,752.72 for 57th Street’s then outstanding franchise taxes.

We, through Crumbs and its wholly-owned subsidiaries, offer a wide variety of cupcakes, cakes, pies, cookies and other baked treats. Cupcake sales comprised approximately 77%, 79% and 78% of Crumbs’ gross operating revenue for the years ended December 31, 2010, December 31, 2009, and December 31, 2008, respectively. Crumbs believes that its baked goods appeal to a wide demographic of customers who span every socio-economic class. Crumbs operates in urban, suburban, commercial, and residential markets. More recently, it has expanded into transportation hubs, such as Union Station in Washington, D.C. and the Continental Airlines Terminal at Newark Liberty International Airport in Newark, New Jersey.

As of June 30, 2011, there were 35 Crumbs retail stores across six states and Washington, D.C., including 15 locations in New York City. Crumbs’ sales are primarily conducted through its retail locations in New York, California, Illinois, Connecticut, New Jersey, Virginia and Washington, D.C. However, a small percentage of baked goods sales are from Crumbs’ wholesale distribution business and catering sales to several New York metropolitan area vendors. Crumbs’ e-commerce division at http://www.crumbs.com, which allows cupcakes to be shipped nationwide, is expanding. Crumbs has followed and intends to continue to follow a strategy of expanding its store locations in existing markets and opening stores in select new markets, with a goal of operating approximately 200 Crumbs stores in the United States by the end of 2014.

Company Information

Our principal executive offices are located at 110 West 40th St., Suite 2100, New York, NY 10018, and our telephone number is (212) 221-7105. Our administrative offices are located at 145 Main Street, Preston, Maryland and our telephone number is (410) 673-1220. Our website address is www.crumbs.com. Information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.

The Offering

Securities Offered:	5,456,300 shares of common stock, par value $0.0001 per share issuable upon exercise of 5,456,300 outstanding warrants. The warrants expire on May 5, 2016 (five years from the date of our business combination), or earlier upon redemption or liquidation.
Number of shares of common stock outstanding before this offering (1):	5,505,885
Number of shares of common stock outstanding after this offering (1) :	10,962,185
Number of warrants outstanding before this offering (2):	5,456,300
Number of warrants outstanding after this offering(2):	0
Use of proceeds:	Assuming the exercise of the warrants, we may receive gross proceeds of approximately $62.7 million. Alternatively, if we call the warrants for redemption, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” Consequently, such holder would receive common stock in exchange for warrants. We intend to use any proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes.

Risk factors:	You should carefully consider all of the information contained in, and incorporated by reference into, this prospectus, and in particular, you should evaluate the specific risks set forth under “Risk Factors,” beginning on page 4.
NASDAQ Capital Market symbols:
Common Stock	CRMB
Warrants	CRMBW
Units	CRMBU

(1)	Assumes that all of the 5,456,300 warrants are exercised. Does not reflect the issuance of up to 4,400,000 shares of common stock in exchange for up to 4,400,000 New Crumbs Class B Exchangeable Units which may be earned by the Members if certain financial and stock price targets are met (aggregate per target, first target: 1,466,667, second target: 1,466,667, third target 1,466,666). If such financial and stock price targets are not met (or partially met) at the end of the contingency consideration period, such unearned shares will not be issued. Also does not give effect to the issuance of any of the 338,295 shares of common stock reserved for issuance pursuant to our Equity Incentive Plan.

(2)	Assumes all of the 5,456,300 warrants are exercised.

RISK FACTORS

Risks Related to Crumbs’ Business and Industry

An investment in our common stock involves risk.  You should carefully consider the risks we describe below before deciding to invest in our common stock. The market price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this prospectus and in the documents incorporated or deemed incorporated by reference in this prospectus. This discussion contains forward-looking statements. See “Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements.

If Crumbs is unable to achieve its rapid growth strategy, its business could be materially adversely affected.

Crumbs’ growth strategy depends on its ability to open new stores on a timely and profitable basis. Crumbs has experienced delays in store openings from time to time. Crumbs may experience delays in the future, and Crumbs cannot assure you that it will be able to achieve its expansion goals. Any inability to implement Crumbs’ growth strategy could materially adversely affect its business, financial condition, operating results or cash flows. Crumbs’ ability to expand successfully will depend on a number of factors, some of which are beyond its control, including:

•	identification and availability of suitable store sites;

•	competition for prime real estate sites;

•	negotiation of favorable leases;

•	management of construction and development costs of new stores;

•	securing required governmental approvals and permits;

•	recruitment of qualified operating personnel;

•	the availability of, and Crumbs’ ability to obtain, adequate suppliers of ingredients that meet its quality standards;

•	the impact of inclement weather, natural disasters and other calamities;

•	competition in new and existing markets; and

•	general economic conditions.

Any inability to manage Crumbs’ growth effectively could materially adversely affect its operating results and cause its future results to be unpredictable.

Crumbs has grown significantly since its inception and intends to continue its expansion. Crumbs’ existing store management systems, financial and management controls and information systems may not be adequate to support its planned expansion. Crumbs’ ability to manage its growth effectively will require it to continue to enhance these systems, procedures and controls and to locate, hire, train and retain operating personnel.

Additionally, Crumbs’ growth strategy and the substantial investment associated with the development of each new store may cause Crumbs’ operating results to fluctuate and be unpredictable or adversely affect its profits. Crumbs cannot assure you that it will be able to respond on a timely basis to all of the changing demands that its planned expansion will impose on management and on its existing infrastructure. If Crumbs is unable to manage its growth effectively, its business and operating results could be materially adversely impacted and its future results will be unpredictable.

Crumbs’ expansion into new markets may present increased risks due to its unfamiliarity with those areas.

Some of Crumbs’ new stores are planned for markets where it has little or no operating experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than its existing markets. Consumers in a new market may not be familiar with the Crumbs brand, and Crumbs may need to build brand awareness in such market through greater investments in advertising and promotional activity than it originally planned. Crumbs may find it more difficult in new markets to hire, motivate and keep qualified employees who can project its vision. Stores opened in new markets may also have lower average store revenue than stores opened in existing markets, and may have higher construction, occupancy or operating costs than stores in existing markets. Further, Crumbs may have difficulty in finding reliable commercial bakers, suppliers or distributors that can provide it, either initially or over time, with adequate supplies of ingredients meeting its quality standards. Revenue at stores opened in new markets may not reach expected revenue and profit levels, negatively impacting overall profitability.

You should not rely on average store sales experienced by Crumbs in the past because they may not be indicative of future results.

Crumbs’ average store sales may not continue at the rates achieved over the past several years. A number of factors have historically affected, and may affect Crumbs’ average store sales in the future, including:

•	introduction of new menu items;

•	initial sales performance by new stores and the impact of cannibalization;

•	weather conditions;

•	competition;

•	consumer trends;

•	Crumbs’ ability to execute its business strategy effectively; and

•	general regional and national economic conditions.

Changes in Crumbs’ average store sales or Crumbs’ inability to increase its average unit sales could cause its operating results to vary adversely from expectations, which could adversely affect its results of operations. Changes in Crumbs’ average sales results may not meet the expectations of analysts or investors which could cause the price of the Company’s common stock to fluctuate.

Crumbs has a limited operating history and Crumbs may be unable to achieve and sustain profitability.

The first Crumbs store was opened in 2003. As of June 30, 2011, Crumbs was operating 35 stores, ten of which have been open for less than one year. Accordingly, you have limited information with which to evaluate Crumbs’ business and prospects. As a result, forecasts of Crumbs’ future revenues, expenses and operating results may not be as accurate as they would be if Crumbs had a longer history of operations. Crumbs intends to continue to expend significant financial and management resources on the development of additional stores. Crumbs cannot predict whether it will be able to achieve or sustain revenue growth, profitability or positive cash flow in the future.

Crumbs’ revenue and profit growth could be adversely affected if comparable store revenue is less than expected.

While future revenue growth will depend substantially on Crumbs’ plans for new store openings, the level of comparable store revenue will also affect its revenue and will continue to affect profit. Maintaining comparable store revenue enables fixed costs to be spread over a consistent revenue base. Crumbs may not achieve comparable store revenue. If this were to happen, revenue and profit growth would be adversely affected.

Crumbs’ store expansion strategy includes further penetration of existing markets. This strategy can cause sales in some of Crumbs’ existing stores to decline, which could result in store closures.

In accordance with Crumbs’ expansion strategy, Crumbs intends to open new stores, including in Crumbs’ existing markets. Since Crumbs’ customers typically represent customers from a relatively small radius around each of its stores, the sales performance and customer counts for stores near the area in which a new store opens may decline due to cannibalization, or competition between its closely-situated stores, which could result in store closures.

Crumbs’ stores are currently concentrated in the Northeast and the West Coast regions of the United States, particularly in the New York City area and the Los Angeles area. Accordingly, Crumbs is highly vulnerable to negative occurrences in these regions.

As of June 30, 2011, Crumbs operated 25 stores in the Northeast, of which 15 are located in New York City, and six stores in California, all of which are located in or around the Los Angeles area. As a result, Crumbs is particularly susceptible to adverse trends, weather conditions and economic conditions in these areas. In addition, given Crumbs’ geographic concentration, negative publicity regarding any of its stores could have a material adverse effect on its business and operations, as could other regional factors impacting the local economies in these markets.

Crumbs is subject to all of the risks associated with leasing space subject to long-term non-cancelable leases and with respect to the real property that it may own in the future.

Crumbs competes for real estate and Crumbs’ inability to secure real estate in desirable locations or on favorable lease terms could impact Crumbs’ ability to grow. Crumbs’ leases generally have initial terms of between 10 and 15 years, and generally can be extended in up to five-year increments (at increased rates) if at all. Additionally, in certain instances, there may be change in control provisions in the lease which put Crumbs in a competitive disadvantage when negotiating extensions or which require Crumbs to get landlord consent for certain transactions. All of its leases require a fixed annual rent, although some require the payment of additional rent if store revenue exceeds a negotiated amount. Crumbs’ leases include “net” leases, which require it to pay all of the cost of insurance, taxes, maintenance and utilities. Crumbs generally cannot cancel these leases. Additional sites that Crumbs may lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future store is not profitable, and Crumbs decides to close a particular store, it may nonetheless be committed to perform its obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of its leases expires, Crumbs may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause it to close stores in desirable locations. Current locations of Crumbs’ stores may become unattractive as demographic patterns change.

Crumbs may face difficulties entering into new or modified arrangements with existing or new suppliers or new service providers.

As Crumbs expands its operations, it may have to seek new commercial bakers, suppliers and service providers or enter into new arrangements with existing ones, and it may encounter difficulties or be unable to negotiate pricing or other terms as favorable as those it currently enjoys. Crumbs’ inability to enter into such agreements on favorable terms may harm its business and operating results.

Crumbs may not be able to adequately protect its intellectual property, which could harm the value of its brand and adversely affect its business.

Crumbs’ intellectual property is material to the conduct of its business. Crumbs’ ability to implement its business plan successfully depends in part on its ability to build further brand recognition using its trademarks, service marks and other proprietary intellectual property, including its name and logos. Crumbs has registered its trademarks in the United States, the European Community and Japan; however, if Crumbs’ efforts to protect its intellectual property are inadequate, or if any third party misappropriates or infringes on its intellectual property, the value of its brands may be harmed, which could have a material adverse effect on its business and might prevent its brands from achieving or maintaining market acceptance. While Crumbs has not encountered claims from prior users of intellectual property relating to its bake shop operations in areas where it operates or intends to conduct operations, there can be no assurances that it will not encounter such claims. If so, this could harm Crumbs’ image, brand or competitive position and cause it to incur significant penalties and costs.

Disruptions in Crumbs’ supply chain and the inability to predict demand could adversely affect its profitability and operating results.

Crumbs depends on deliveries exclusively from its regional suppliers of baked goods and other products daily. Accordingly, Crumbs is particularly susceptible to supply volatility as a result of adverse weather and traffic conditions and potential mechanical issues related to the delivery trucks of Crumbs’ suppliers. Crumbs’ dependence on frequent deliveries to its stores by single regional distributors could cause shortages or supply interruptions that could adversely impact its operations. Additionally, because none of the Crumbs retail stores bake the baked goods they sell, each Crumbs store is required to estimate and order suitable inventory for each day. If stores are unable to accurately predict the demand, Crumbs’ profitability and operating results may be adversely effected. There are many factors which could cause shortages or interruptions in the supply of Crumbs’ products, including weather, unanticipated demand, labor, production or distribution problems, quality issues and cost, and the financial health of Crumbs’ suppliers, most of which are beyond Crumbs’ control, and which could have an adverse effect on Crumbs’ business and results of operations.

Crumbs’ results may fluctuate and could fall below expectations of securities analysts and investors due to seasonality and other factors, resulting in a decline in the Company’s stock price.

Crumbs’ quarterly and yearly results have varied in the past, and Crumbs believes that its quarterly operating results will vary in the future. Factors such as unseasonably cold or wet weather conditions, labor availability and wages of store management and employee, infrastructure costs, changes in consumer preferences and discretionary spending, general economic conditions, commodity, energy, insurance or other operating costs may cause Crumbs’ quarterly results to fluctuate. For this reason, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. You should not rely upon Crumbs’ historical quarterly operating results as indications of future performance.

Crumbs may need additional capital in the future and it may not be available on acceptable terms.

The development of Crumbs’ business may require significant additional capital in the future to, among other things, fund its operations, expand the range of services Crumbs offers and finance future acquisitions and investments. To meet its capital needs, Crumbs expects to rely on its cash flow from operations and cash generated from the Merger. There can be no assurance, however, that these sources of financing or alternative sources will be available on terms favorable to Crumbs, or at all. Crumbs’ ability to obtain additional financing will be subject to a number of factors, including market conditions, its operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions or additional financings unattractive to Crumbs. If Crumbs is unable to raise additional capital, its growth and its business could be impeded.

Crumbs’ success depends substantially upon the continued retention of certain key personnel.

Crumbs believes that its success has been dependent and continues to be dependent to a significant extent on the efforts and abilities of its senior management team. Certain members of its management team currently are employed on an “at-will” basis and may resign from employment at any time. In connection with the Transaction, Jason Bauer, Mia Bauer and John D. Ireland entered into employment agreements with 57th Street. Crumbs’ failure to retain any of these individuals could adversely affect its ability to build on the efforts they have undertaken with respect to the Crumbs business. These individuals may be unfamiliar with the requirements of operating a public company as well as United States securities laws, which could cause the Company to have to expend time and resources in helping them become familiar with such laws.

Crumbs will incur increased costs as a result of being a subsidiary of a public company.

As a subsidiary of a public company, Crumbs will incur significant legal, accounting and other expenses that it did not incur as a private company. The U.S. Sarbanes-Oxley Act of 2002, Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related rules of the SEC, regulate corporate governance practices of public companies. Crumbs expects that compliance with these public company requirements will increase its costs and make some activities more time-consuming. In addition, Crumbs will incur additional expenses associated with its SEC reporting requirements. A number of those requirements will require Crumbs to carry out activities it has not done previously. For example, in the future it is likely that under Section 404 of the Sarbanes-Oxley Act, Crumbs will need to document and test its internal control procedures, its management will need to assess and report on Crumbs’ internal control over financial reporting and its independent accountants will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if Crumbs identifies any issues in complying with those requirements (for example, if Crumbs or its accountants identified a material weakness or significant deficiency in Crumbs’ internal control over financial reporting), Crumbs could incur additional costs rectifying those issues, and the existence of those issues could adversely affect Crumbs’ reputation or investor perceptions of Crumbs.

The terms of the director and officer liability insurance maintained by Crumbs may not be sufficient to attract and retain directors. As a result, it may be more difficult for Crumbs to attract and retain qualified persons to serve on its board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. Crumbs cannot predict or estimate the amount of additional costs Crumbs may incur or the timing of such costs.

Crumbs’ business is affected by changes in consumer preferences and discretionary spending.

Crumbs’ success depends, in part, upon the popularity of its food products and its ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from Crumbs’ stores or its menu items, Crumbs’ inability to develop new menu items that appeal to consumers, or changes in Crumbs’ menu that eliminate items popular with some consumers could harm its business. Also, Crumbs’ success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, Crumbs may experience declines in sales during economic downturns or during periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on Crumbs’ sales, results of operations, business and financial condition.

Crumbs’ success depends on its ability to compete with cupcake specific bakeries, traditional bakeries and other food service businesses.

The industry in which Crumbs operates is intensely competitive and Crumbs competes with many well-established traditional bakeries, cupcake-specific bakeries and other companies providing baked goods and coffee, on the basis of taste, quality and price of products offered, customer service, atmosphere, location, convenience and overall customer experience. Crumbs also competes with certain quick-services restaurants, delicatessens, cafés, take-out food service companies, supermarkets and convenience stores that offer the same types of baked goods. Aggressive discounts by Crumbs’ competitors or the entrance of new competitors into Crumbs’ markets could reduce its sales and profit margins. Crumbs also competes with these competitors for desirable locations and some of its competitors may have capital resources greater than Crumbs’ as discussed below.

Many of Crumbs’ competitors or potential competitors may have substantially greater financial and other resources than Crumbs does, which may allow them to react to changes in pricing, marketing and the bakery industry better than Crumbs can. As Crumbs’ competitors expand their operations, Crumbs expects competition to intensify. In addition, other new or established companies may develop baked goods stores that operate with concepts similar to Crumbs’, including the sale of gourmet cupcakes. Competition also could cause Crumbs to modify or evolve its products, designs or strategies. If Crumbs does so, Crumbs cannot guarantee that it will be successful in implementing the changes or that Crumbs’ profitability will not be negatively impacted by them.

Crumbs also competes with other employers in its markets for hourly workers and may be subject to higher labor costs. If Crumbs is unable to successfully compete in its markets, Crumbs may be unable to sustain or increase its revenues and profitability.

Crumbs is dependent upon a small number of exclusive commercial bakers and other suppliers for a significant amount of its menu items. The loss of any supplier could adversely affect Crumbs’ operating results.

Crumbs currently relies on four primary commercial bakery suppliers for its baked goods products and one primary vendor for its paper goods and packaging. As of June 1, 2011, Crumbs had agreements with four regional bakery suppliers. Crumbs has signed three-year exclusive production agreements (with automatic one-year renewals) with each of its four regional suppliers. Crumbs’ regional suppliers are for the New York, Los Angeles, Chicago and Washington, D.C. area markets. Crumbs’ exclusive dependence on daily deliveries from only four regional suppliers could cause shortages or supply interruptions that could adversely impact Crumbs’ operations. Any increase in distribution prices or failure by Crumbs’ distributors to perform could adversely affect Crumbs’ operating results.

Crumbs’ industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause customers to avoid Crumbs’ products and result in liabilities.

Food service businesses, such as bakeries, can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one store or a limited number of stores. Adverse publicity about these allegations may negatively affect Crumbs, regardless of whether the allegations are true, by discouraging customers from buying Crumbs’ products. Crumbs could also incur significant liabilities if a lawsuit or claim results in a decision against Crumbs or litigation costs regardless of the result.

Crumbs’ business could be adversely affected by increased labor costs or labor shortages.

Labor is a primary component in the cost of operating Crumbs’ business. Crumbs devotes significant resources to recruiting and training its managers and hourly employees. Increased labor costs due to competition, increased minimum wage or employee benefits costs or otherwise, would adversely impact Crumbs’ operating expenses. In addition, Crumbs’ success depends on its ability to attract, motivate and retain qualified employees, including store managers and staff, to keep pace with Crumbs’ growth strategy. If Crumbs is unable to attract, motivate and retain qualified employees, its results of operations may be adversely affected.

Fluctuations in various food and supply costs, including dairy, could adversely affect Crumbs’ operating results.

The prices of butter, flour, milk and eggs, which are the main ingredients in Crumbs’ baked goods, and coffee may fluctuate. Supplies and prices of the various products that are used to prepare Crumbs’ baked goods can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing countries. An increase in pricing of any ingredient that is used in Crumbs’ baked goods could result in an adjustment to the compensation due to suppliers and may have an adverse effect on Crumbs’ operating results and profitability.

Crumbs could be party to litigation that could adversely affect it by distracting management, increasing its expenses or subjecting it to material money damages and other remedies.

Crumbs may be subject to the filing of complaints or lawsuits against it alleging that it is responsible for some illness or injury suffered at or after a visit to its stores, or alleging that Crumbs has problems with food quality or operations. Crumbs is also subject to a variety of other claims arising in the ordinary course of its business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and it could become subject to class action or other lawsuits related to these or different matters in the future. Claims may be expensive to defend and may divert time and money away from Crumbs’ operations and hurt its performance. A judgment in excess of Crumbs’ insurance coverage or our insurance carriers’ decision to deny or limit insurance coverage for any claims could materially and adversely affect Crumbs’ financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect Crumbs’ reputation or prospects, which in turn could adversely affect its results of operation and profitability.

If Crumbs fails to comply with governmental laws or regulations or if these laws or regulations change, its business could suffer.

In connection with the operation of Crumbs’ business, it is subject to extensive federal, state, local and foreign laws and regulations, including those related to:

•	building construction and zoning requirements;

•	nutritional content labeling and disclosure requirements;

•	management and protection of the personal data of Crumbs’ employees and customers;

•	environmental matters; and

•	sales tax.

Crumbs’ stores are licensed and subject to regulation under federal, state and local laws, including business, health, fire and safety codes.

Various federal and state labor laws govern Crumbs’ operations and its relationship with its associates, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers’ compensation, disability laws such as the Federal Americans with Disabilities Act, child labor laws and anti-discrimination laws.

These labor laws are complex and vary from location to location, which complicates monitoring and compliance. As a result, regulatory risks are inherent in Crumbs’ operations. Crumbs may experience material difficulties or failures with respect to compliance with these labor laws in the future. Crumbs’ failure to comply with these labor laws could result in required renovations to its facilities, litigation, fines, penalties, judgments or other sanctions including the temporary suspension of the operation of Crumbs’ stores or a delay in construction or opening of stores, any of which could adversely affect Crumbs’ business, operations and reputation.

In recent years, there has been an increased legislative, regulatory and consumer focus at the federal, state and municipal levels on the food industry, including nutrition and advertising practices. For example, several states and individual municipalities, including New York City and the state of California, have adopted regulations requiring that certain restaurants include caloric or other nutritional information on their menu boards and on printed menus, which must be plainly visible to consumers at the point of ordering. Likewise, there have been several similar proposals on the national level. As a result, Crumbs may in the future become subject to other regulations in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of Crumbs’ food, which could increase its expenses or slow customer flow.

The continuing adverse economic conditions could adversely affect Crumbs’ business and financial results and have a material adverse effect on its liquidity and capital resources.

As widely reported, the U.S. economy continues to experience adverse economic conditions and uncertainty about economic stability. While there are signs that conditions may be improving, there is no certainty that this trend will continue or that credit and financial markets and confidence in economic conditions will not deteriorate again. Crumbs’ customers may make fewer discretionary purchases as a result of job losses, foreclosures, bankruptcies, reduced access to credit and falling home prices. Because a key point in Crumbs’ business strategy is maintaining its transaction count and margin growth, any significant decrease in customer traffic or average profit per transaction will negatively impact Crumbs’ financial performance as reduced revenues create downward pressure on margins. Financial difficulties experienced by Crumbs’ suppliers could result in product delays or shortages. Additionally, it is unknown when the broader national economy will fully recover. An economy that continues to deteriorate or fails to improve could have a material adverse effect on Crumbs’ liquidity and capital resources, including its ability to raise additional capital if needed, the ability of Southeastern Bank to honor draws on Crumbs’ standby letters of credit, or otherwise negatively impact Crumbs’ business and financial results.

Crumbs may also incur costs resulting from other security risks it may face in connection with its electronic processing and transmission of confidential customer information.

Crumbs uses commercially available software and other technologies to provide security for processing and transmission of customer credit card data. As of June 30, 2011, approximately 58% of Crumbs’ current revenue is attributable to credit card transactions, and that percentage is expected to climb. Crumbs’ systems could be compromised in the future, which could result in the misappropriation of customer information or the disruption of systems. Either of those consequences could have a material adverse effect on Crumbs’ reputation and business or subject it to additional liabilities.

Risks Related to an Investment in Our Securities

57th Street is a holding company and relies on dividends, distributions, loans and other payments, advances and transfers of funds from Crumbs to pay dividends, pay expenses and meet our other obligations.

57th Street has no direct operations and no significant assets other than ownership of all the New Crumbs Class A Voting Units of Crumbs. Because we conduct our operations through Crumbs and its subsidiaries, we depend on those entities for dividends, loans and other payments to generate the funds necessary to meet our financial obligations, including payments under the Tax Receivable Agreement and our expenses as a publicly traded company, and to pay any dividends with respect to our common stock. Under the terms of the Exchange and Support Agreement and the Third Amended and Restated LLC Agreement, each of which was entered into in connection with the Merger, all proceeds of any issuance by 57th Street of securities are, subject to certain exceptions, required to be contributed or otherwise provided to Crumbs and we are generally prohibited from conducting operations outside those activities related to our role as a publicly traded holding company owning the New Crumbs Class A Voting Units of Crumbs. In addition, we are generally required to reserve excess cash generated from tax distributions from Crumbs for the purpose of providing additional working capital to Crumbs. Legal and contractual restrictions in agreements governing future indebtedness of Crumbs and its subsidiaries, as well as the financial condition and operating requirements of Crumbs and its subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, Crumbs and its subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or satisfy our other financial obligations. 57th Street’s ability to pay cash dividends to holders of common stock, or satisfy its operating expenses and/or other financial obligations may be limited by the terms of the Third Amended and Restated LLC Agreement, which generally requires distributions by Crumbs to be pro rata to all its members, including 57th Street and the holders of New Crumbs Class B Exchangeable Units, except in the case of distributions for public company expenses. See “Description of Securities — Third Amended and Restated LLC Agreement” for a summary of the distribution provisions of the Third Amended and Restated LLC Agreement.

Concentration of ownership may have the effect of delaying or preventing a change in control.

Our initial stockholder and former sponsor, 57th Street GAC Holdings LLC, and the Members own approximately 8.57% and 48.28%, respectively, of the combined voting power of 57th Street, assuming in each case no Contingency Consideration (as described below) is issued pursuant to the terms of the Business Combination Agreement, none of the outstanding warrants are exercised and no securities are issued pursuant to the Equity Incentive Plan. As a result, such persons, if acting together, have the ability to influence the outcome of corporate actions of 57th Street requiring stockholder approval. In addition, in the event our common stock achieves trading prices of $15, $17.50 and/or $20 per share and/or we achieve adjusted EBITDA (as defined in the Business Combination Agreement) of $17,500,000, $25,000,000, and/or $30,000,000 at particular points during the period beginning after May 5, 2011 and ending on December 31, 2015 (such period referred to as the “Earnout Period”), the Members will be entitled to receive additional securities, which we refer to as “Contingency Consideration”, exchangeable for up to 4,400,000 shares of our common stock. Although, pursuant to our Certificate of Designation for our Series A Voting Preferred Stock, during the Earnout Period, the Members as the initial holders of the Series A Voting Preferred Stock, will be entitled to elect a majority of our board of directors, the Members have irrevocably waived this right (as further described in this prospectus) to the extent it would otherwise exceed their aggregate beneficial ownership interest in us. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

57th Street’s ability to request indemnification from the Members for damages arising out of claims for indemnification pursuant to the Business Combination Agreement is limited to approximately 16.05% of the equity consideration issued in the Transaction which will be held in escrow.

The indemnification obligations of the Members to 57th Street against losses that 57th Street may sustain and that result from, arise out of, or relate to, any breach by the Members of any of their representations, warranties, or the covenants or agreements contained in the Business Combination Agreement is limited to an aggregate of 650,000 of the New Crumbs Class B Exchangeable Units and 65,000 shares of Series A Voting Preferred Stock placed in escrow, or at the Members’ option, cash. Other than with respect to claims of fraud or intentional or willful misrepresentation or omission, the foregoing shares in escrow will be the sole remedy for 57th Street for its rights to indemnification pursuant to the Business Combination Agreement. Claims for indemnification may be asserted against the escrow by 57th Street once its damages exceed a $200,000 deductible and will be reimbursable to the full extent of the damages in excess of such amount up to a maximum of the escrowed common stock. Claims for indemnification may be asserted until the date 57th Street files its Annual Report on Form 10-K for the year ending December 31, 2011. As a consequence of these limitations, 57th Street may not be able to be entirely compensated for indemnifiable damages that it may sustain.

If the Transaction’s benefits do not meet the expectations of financial or industry analysts, the market price of 57th Street’s securities may decline.

The market price of 57th Street’s securities may decline if:

•	57th Street does not achieve the perceived benefits of the Transaction as rapidly, or to the extent anticipated by, financial or industry analysts; or

•	the effect of the Transaction on 57th Street’s financial results is not consistent with the expectations of financial or industry analysts.

Accordingly, securityholders may experience a loss as a result of a decline in the market price of 57th Street’s securities. A decline in the market price of 57th Street’s securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The Members will receive payments for certain tax benefits 57th Street may claim arising in connection with the Merger and related transactions, and the amounts 57th Street may pay could be significant.

As described in “Description of Securities — Tax Receivable Agreement” in connection with the Merger, 57th Street entered into a Tax Receivable Agreement with the Members that provides for the payment by 57th Street to the Members of up to 75% of the benefits, if any, that 57th Street is deemed to realize as a result of (i) the payment of the Merger consideration other than the New Crumbs Class B Exchangeable Units, (ii) the exchange of New Crumbs Class B Exchangeable Units for common stock, and (iii) certain other tax benefits in connection with the Merger and related transactions, including tax benefits attributable to payments under the Tax Receivable Agreement. See “Description of Securities — Tax Receivable Agreement.”

It is expected that the payments that 57th Street may make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law, and that 57th Street earns sufficient taxable income to realize all tax benefits that are attributable to the payment of the Merger consideration other than the New Crumbs Class B Exchangeable Units, 57th Street expects that initial payments under the Tax Receivable Agreement relating to such payments could total up to $4,589,500.

Future payments to the existing Members in respect of subsequent exchanges of New Crumbs Class B Exchangeable Units for 57th Street common stock would be in addition to this initial amount and are expected to be substantial as well. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments. There may be a material negative effect on 57th Street’s liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits 57th Street realizes in respect of the tax attributes subject to the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are not conditioned upon the existing Members’ continued ownership of 57th Street’s securities.

In certain cases, payments under the Tax Receivable Agreement to the Members may be accelerated and/or significantly exceed the actual benefits 57th Street realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, or if, at any time, 57th Street elects an early termination of the Tax Receivable Agreement, 57th Street’s (or its successor’s) obligations would be based on certain assumptions, including that 57th Street would have sufficient taxable income to fully utilize the potential tax benefits arising from the Merger and related transactions (including as a result of entering into the Tax Receivable Agreement). As a result, (i) 57th Street could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual benefits it realizes in respect of the tax attributes subject to the Tax Receivable Agreement and (ii) if 57th Street elects to terminate the Tax Receivable Agreement early, it would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits. In these situations, 57th Street’s obligations under the Tax Receivable Agreement could have a substantial negative impact on its liquidity. There can be no assurance that 57th Street will be able to finance its obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that 57th Street determines. Although 57th Street is not aware of any issue that would cause the IRS to challenge its expected tax reporting positions, 57th Street will not be reimbursed for any payments previously made under the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of the benefits 57th Street actually realizes.

New classes of Crumbs securities exchangeable into common stock were issued in connection with the Merger and when exchanged for common stock will become eligible for future resale in the public market, which will result in substantial dilution and could have an adverse effect on the market price of those shares.

Upon consummation of the Merger, 4,541,394 New Crumbs Class B Exchangeable Units and 454,139.4 shares of Series A Voting Preferred Stock were issued to the Members and therefore they collectively own securities that would (if fully exchanged) represent approximately 48.28% of our common stock on a fully diluted basis (assuming no issuance of Contingency Consideration and exclusive of any stock-based awards that may be granted under our Equity Incentive Plan). Subsequently, 64,139.4 of such Series A Voting Preferred Stock were automatically redeemed by us in connection with the exchange of 641,394 New Crumbs Class B Exchangeable Units for 641,394 shares of our common stock by EHL Holdings LLC, a Delaware limited liability company owned and controlled by Edwin H. Lewis, our Chairman of the Board of

Directors, and cancelled by us, and pursuant to the Exchange and Support Agreement. Currently, 3,900,000 New Crumbs Class B Exchangeable Units and 390,000 shares of Series A Voting Preferred Stock remain outstanding. In addition, the Members may be entitled to receive up to an additional 4,400,000 New Crumbs Class B Exchangeable Units and 440,000 shares of Series A Voting Preferred Stock as Contingency Consideration and therefore they will, collectively, own securities that would (if fully exchanged) represent approximately 64.77% of our common stock on a fully diluted basis (exclusive of any stock-based awards that may be granted under our Equity Incentive Plan.

Although our securities are currently listed on the NASDAQ Capital Market, there can be no assurance that we will be able to comply with the continued listing standards.

Our securities are currently listed on the NASDAQ Capital Market in accordance with the requirements of that exchange. There can be no assurance, however, that we will be able to maintain such listing. If the NASDAQ Capital Market delists our securities from trading on its exchange for failure to meet the continued listing standards, we and our securityholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	a determination that our common stock is a “penny stock” which will require brokers trading in its common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for its common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the U.S. Securities Act of 1933, as amended (the “Securities Act”) we may redeem all of our outstanding warrants at any time at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption if, and only if, the last sale price of our shares equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. Calling all of our outstanding warrants for redemption could force the warrant holders:

•	to exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;

•	to sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

•	to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Although we are required to use our best efforts to have an effective registration statement covering the issuance of the common stock underlying the warrants at the time that our warrantholders exercise their warrants, a registration statement may not be effective, in which case our warrantholders may not be able to exercise their warrants and therefore the warrants could expire worthless.

Holders of our warrants will be able to exercise the warrants for cash only if we have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock and, even in the case of a cashless exercise which is permitted in certain circumstances, such shares of common stock are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although we have undertaken in the warrant agreement, and therefore have a contractual obligation, to use our best efforts to maintain an effective registration statement covering the shares of common stock issuable upon exercise of the warrants, and we intend to comply with our undertaking, we may not be able to do so. Factors such as an unexpected inability to remain current in our SEC reporting obligations or other material developments concerning our business could present difficulties in maintaining an effective registration statement and a current prospectus. Holders of warrants will not be entitled to a cash settlement for their warrants if we fail to have an effective registration statement or a current prospectus available relating to the common stock issuable upon exercise of the warrants. The expiration of warrants prior to exercise would result in each unit holder paying the full unit purchase price solely for the common stock underlying the unit.

Our stockholders would experience substantial dilution in their investment as a result of subsequent exercises of outstanding warrants and the issuance of additional shares of common stock.

We have approximately 5,456,300 shares issuable upon exercise of outstanding warrants. We could also issue substantial shares in connection with a contingent payment of up to 4,400,000 shares associated with the Transaction pursuant to which Crumbs became our subsidiary. Upon exercise of our outstanding warrants for shares of our common stock or issuance of shares in satisfaction of the contingent payment, these shares will dilute our existing stockholders. We may also issue shares in connection with future acquisitions, financings or pursuant to our Equity Incentive Plan that would also be dilutive.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

The trading price of our common stock since our initial public offering has ranged from a high of $16.00 on July 6, 2011 to a low of $6.20 on September 1, 2011, on the Nasdaq Capital Market. The last reported price of our common stock on the Nasdaq Capital Market on September 1, 2011 was $6.26 per share.

We are subject to anti-takeover effects of certain charter and bylaw provisions and Delaware law, as well as of our substantial insider ownership.

We have provisions in our Certificate of Incorporation and Bylaws that:

•	make it more difficult for a third party to acquire control of us, and discourage a third party from attempting to acquire control of us; may limit the price some investors are willing to pay for our common stock;

•	enable us to issue preferred stock without a vote of our stockholders or other stockholder action;

•	make it more difficult for stockholders to take certain corporate actions; and

•	may delay or prevent a change of control.

These and other provisions of our charter documents, certain provisions of Delaware law and our substantial insider ownership could delay or make more difficult certain types of transactions involving a change of control of us or our management. As a result, the price of our common stock may be adversely affected.

FORWARD-LOOKING STATEMENTS

When reading this prospectus, it is important that you also read the financial statements and related notes thereto. This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this prospectus, other than statements that are purely historical, are forward-looking statements and are based upon management’s present expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “target,” “aim,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Forward-looking statements in this prospectus include, without limitation: (1) projections of revenue, earnings, capital structure and other financial items; (2) statements of our plans and objectives; (3) statements regarding the capabilities and capacities of our business operations; (4) statements of expected future economic performance, results of operations or financial condition; and (5) assumptions underlying statements regarding us or our business. Our actual results may differ from information contained in these forward looking-statements for many reasons, including those described in the section entitled “Risk Factors,” and the following:

•	our company’s ability to successfully integrate the businesses of Crumbs;

•	the anticipated benefits of the business transaction with Crumbs may not be fully realized or may take longer to realize than expected;

•	the ability to achieve and manage the growth of the Crumbs brand, expansion into new and existing markets and operations;

•	that any projections, including earnings, revenues, expenses, synergies, margins or any other financial items are not realized;

•	the effects of disruptions in our supply chain;

•	the competition for real estate and our ability to negotiate and renew leases;

•	the effects of geographic concentration and regional factors impacting local economies;

•	the risk of disruption from the business transaction making it more difficult to maintain relationships with customers, employees, suppliers and lessors;

•	a reduction in industry profit margin;

•	the effects of changing interpretations of generally accepted accounting principles;

•	our ability to continue to comply with government regulations;

•	the effects of changing legislation and regulatory environments;

•	our ability to continue to meet the NASDAQ Stock Market continuing listing standards;

•	the general volatility of the market prices of our securities and general economic conditions;

•	our ability to successfully implement new strategies;

•	our exposure to operating hazards; and

•	the loss of key personnel.

The risks described in our prospectus are not the only risks facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results. We do not undertake, and expressly disclaim, any obligation to update this forward-looking information, except as required under applicable law.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited consolidated statement of income for the six month period ended June 30, 2011 is based on the separate historical unaudited financial statements of Crumbs (including its subsidiaries) and 57th Street after giving effect to the Merger.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of 57th Street that would have occurred had we operated as a consolidated entity for the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Merger been consummated for the periods presented. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

Pursuant to the Business Combination Agreement, the Members are also entitled to receive the following additional Contingency Consideration in the event the Common Shares achieve trading prices of $15, $17.50 and/or $20 per share and/or 57th Street achieves Adjusted EBITDA (as defined in the Business Combination Agreement) of $17,500,000, $25,000,000 and/or $30,000,000 at particular points during the period beginning after May 5, 2011 and ending on December 31, 2015 (such period referred to as the “Earnout Period”) or upon the occurrence of certain acceleration events:

•	Up to 4,400,000 New Crumbs Class B Exchangeable Units and

•	Up to 440,000 shares of 57th Street Series A Voting Preferred Stock.

The effect of this additional Contingency Consideration was not addressed in the pro forma presentation as the New Crumbs Class B Exchangeable Units and related shares of 57th Street Series A Voting Preferred Stock have not been earned as of the dates being presented and the issuance of the New Crumbs Class B Exchangeable Units will be issued to the accounting acquirer and be treated similarly to a stock dividend. If the contingencies are met, the future issuance of these New Crumbs Class B Exchangeable Units and shares of 57th Street Series A Voting Preferred Stock will have a dilutive effect on the current shareholders of 57th Street.

57th Street General Acquisition Corp. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Income
For the Six Months Ended June 30, 2011

		57th Street
	Crumbs	General
	Holdings LLC	Acquisition Corp.	Pro Forma		Pro Forma
	(historical)	(historical)	Adjustments		Combined

Net sales	$20,012,768	$—	$—		$20,012,768
Cost of sales	8,393,854				8,393,854

Gross Profit	11,618,914				11,618,914
Operating Expenses
Selling expenses	793,356				793,356
Staff expenses	5,875,323	232,934			6,108,257
Occupancy expenses	3,422,040				3,422,040
General and administrative expenses	1,278,477	2,921,898	(422,613	)(1)
			(2,732,219	)(2)	1,045,543
Depreciation and amortization expense	675,199				675,199

	12,044,395	3,154,832	(3,154,832)		12,044,395

Loss from operations	(425,481)	(3,154,832)	3,154,832		(425,481)

Other income (expense)		422,613	(422,613	)(1)	—
Interest and other income	272	3,652	(3,652	)(3)	272
Loss on sale of property and equipment					—
Abandoned lease projects	(13,444)				(13,444)

	(13,172)	426,265	(426,265)		(13,172)

Net loss attributable to the controlling and non-controlling interests	(438,653)	(2,728,567)	2,728,567		(438,653)
Less: Net loss attributable to non-controlling interest			181,866	(4)	181,866

Net income loss attributable to stockholders	$(438,653)	$(2,728,567)	$2,910,433		$(256,787)

Loss per share attributable to stockholders:
Basic		$(0.53)			$(0.05)
Diluted		$(0.53)			$(0.05)
Weighted average shares outstanding:
Basic		5,141,082			5,141,082
Diluted		5,141,082			5,141,082

(1)	Reflects the adjustment to eliminate intercompany management fee and expense.

(2)	To remove transaction costs associated with the Merger. The Merger was accounted for as a reverse merger and the transaction costs associated are charged to equity.

(3)	Reflects the adjustment to eliminate interest income earned on cash held in trust.

(4)	Pursuant to the Business Combination Agreement, 57th Street has become the sole member of Crumbs holding New Crumbs Class A Voting Units with the power to appoint its board of managers. 57th Street will initially own less than 100% of the economic interest in Crumbs Holdings LLC, but will have 100% of the voting power on ordinary matters and control the management of Crumbs. As of June 30, 2011, the non-controlling interest is 41.46%. Net loss attributable to the non-controlling interest represents $181,866 of the $438,653 net loss.

USE OF PROCEEDS

Assuming the exercise of all the warrants for cash, we will receive gross proceeds of approximately $62.7 million. Alternatively, we may call the warrants for redemption if the last sale price of the common stock equals or exceeds $17.50 per share, for any 20 trading days within a 30 trading day period. If we call the warrants for redemption, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In that case, such holder would receive common stock in exchange for warrants without making any cash payment of the exercise price. We intend to use any proceeds from the exercise of the warrants for working capital and other general corporate purposes. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants. To the extent that warrants are exercised on a cashless basis, the amount of cash we would receive (which depends on the market price of our common stock at the time the warrants are exercised) from the exercise of warrants will decrease.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, the shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company. Alternatively, we may call all the warrants for redemption. If we call the warrants for redemption, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In that case, such holder would receive common stock in exchange for surrendering the certificates representing the warrants without making any cash payment of the exercise price.

A holder electing to exercise warrants on a “cashless basis” would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value by (y) the fair market value. The “fair market value” means the average last sale price of the common stock for the 10 trading days ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such warrants or its securities broker or intermediary.

DESCRIPTION OF SECURITIES

General

Our Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of September 2, 2011, we had issued and outstanding 5,505,885 shares of common stock, 5,456,300 warrants, each to acquire one share of our common stock at an exercise price of $11.50 that became exercisable on June 6, 2011 and 390,000 shares of Series A Voting Preferred Stock.

Units

We issued an aggregate of 5,456,300 units in our IPO. Each unit consists of one share of common stock and one warrant. Each warrant entitles its holder to purchase one share of common stock. Any securityholder may elect to separate a unit and trade the common stock separately or as a unit.

Common Stock

Common stockholders are entitled to one vote for each share held on all matters to be voted on by stockholders Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to the rights of holders of the Series A Voting Preferred Stock. In the event of a liquidation, dissolution or winding up of the company after a business transaction, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock.

Preferred Stock

Our Certificate of Incorporation, as amended, authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. 390,000 shares of Series A Voting Preferred Stock are currently issued and outstanding. Although we do not currently intend to issue any additional shares of preferred stock, we cannot assure you that we will not do so in the future.

Series A Voting Preferred Stock

Pursuant to the Business Combination Agreement, on May 5, 2011, 57th Street issued 454,139.4 shares of our preferred stock as “Series A Voting Preferred Stock”. Pursuant to the Exchange and Support Agreement, 64,139.4 of such Series A Voting Preferred Stock were subsequently surrendered by EHL Holdings LLC, an entity owned and controlled by Edwin H. Lewis, our Chairman of the Board of Directors, and cancelled by us in exchange for 641,394 newly issued shares of common stock to EHL Holdings LLC. 390,000 shares of Series A Voting Preferred Stock are currently issued and outstanding. Holders of the Series A Voting Preferred Stock have the following rights:

•	Upon exchange of the New Crumbs Class B Exchangeable Units in accordance with the Exchange and Support Agreement, an equivalent number of shares of Series A Voting Preferred Stock will be concurrently automatically redeemed, subject to the availability of lawful funds, for its par value of $0.0001 per share and become authorized but unissued preferred stock. Except in connection with the exchange of the New Crumbs Class B Exchangeable Units, the Series A Voting Preferred Stock will not be redeemable. Except as provided in the Exchange and Support Agreement and the Business Combination Agreement, the holders of Series A Voting Preferred Stock will have no other conversion, preemptive or other subscription rights with respect to the Series A Voting Preferred Stock and there are no sinking fund provisions applicable to the Series A Voting Preferred Stock.

•	Holders shall have the right to vote on all matters submitted to a vote of our common stockholders, voting together with the holders of common stock as a single class; each share of Series A Voting Preferred Stock held on the record date for determining stockholders initially will be entitled to 10 votes (subject to equitable adjustment for organic dilution) (the “Preferred Stock Voting Multiple”).

•	In addition to any vote required by the Certificate of Incorporation or by applicable law, for so long as any shares of Series A Voting Preferred Stock shall remain outstanding, the vote of holders of two-thirds of the then outstanding shares of Series A Voting Preferred Stock, voting separately as a series, shall be necessary for 57th Street to:

•	adopt any alteration, amendment or repeal of any provision of the Certificate of Incorporation (including any such alteration, amendment or repeal effected by any merger or consolidation) that effects a division, subdivision, consolidation or combination of shares of common stock or increases the per share voting power of the common stock, unless such alteration, amendment or repeal also proportionately divides, subdivides, consolidates or combines shares of Series A Voting Preferred Stock on the same basis and does not alter or change the voting preferences or power of the Series A Voting Preferred Stock relative to the common stock;

•	declare any dividend or distribution on the common stock (other than in connection with a liquidation) in Shares of common stock, Preferred Stock or securities convertible, exercisable, or exchangeable for common stock or Preferred Stock, unless a proportionate dividend or distribution of shares of Series A Voting Preferred Stock is also declared on the Series A Voting Preferred Stock;

•	except in connection with a division or subdivisions pursuant to the above, divide or subdivide (by stock split, stock dividend or other distribution, reclassification, recapitalization or otherwise) the Series A Voting Preferred Stock into a greater number of shares or combine or consolidate (by reverse stock split, reclassification, recapitalization or otherwise) the Series A Voting Preferred Stock;

•	list any shares of its capital stock on a securities exchange or trading market whose listing rules would alter or change the voting power of the Series A Voting Preferred Stock or alter or change the issuance of the Contingency Consideration (as defined in the Business Combination Agreement) or the common stock issuable upon the exercise of the exchange rights related thereto; or

•	amend, alter or repeal any provision of 57th Street’s Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences or rights of the Series A Voting Preferred Stock.

•	In the event of certain organic changes to the common stock and New Crumbs Class B Exchangeable Units, including a division, subdivision, combination or consolidation, we will be required to either cause an identical proportionate organic change to the Series A Voting Preferred Stock or equitably adjust the Preferred Stock Voting Multiple.

•	The Certificate of Designation provides that we be required to issue fractions of a share of the Series A Voting Preferred Stock and will not (i) arrange for the disposition of fractional interests, (ii) pay in cash the fair value of fractions of a share or (iii) issue scrip or warrants therefor, in each case so long as the Series A Voting Preferred Stock remains outstanding, provided, however, that we are not required to issue fractional shares of Series A Voting Preferred Stock in increments less than one-tenth of a share (subject to equitable adjustment to the extent the Preferred Stock Voting Multiple is equitably adjusted), and any amount less than one-tenth of a share (subject to equitable adjustment to the extent the Preferred Stock Voting Multiple is equitably adjusted) of Series A Voting Preferred Stock will result in our paying to the holder in cash the fair value of such share as determined in good faith by the Board of Directors.

•	As of June 27, 2011, the holders of all of the issued and outstanding shares of Series A Voting Preferred Stock irrevocably waived the right provided to them in the Certificate of Designation for the Series A Voting Preferred Stock that permitted, during the Earnout Period (which expires in 2015) as defined in the Business Combination Agreement, the holders of Series A Voting Preferred Stock to nominate and elect, voting as a class, a majority of the board of directors (the “Series A Directors”) in the event such holders do not actually own a majority of our voting stock. A Series A Director can only be removed by the affirmative vote of the shares of Series A Voting Preferred Stock or, with cause, by the other Series A Directors.

•	In the event of our liquidation (complete or partial), dissolution or winding up, whether voluntary or involuntary (a “Liquidation”), the Series A Voting Preferred of the holders will only be entitled to receive a liquidating distribution in the amount of $0.0001 per share, and no more. If, upon a Liquidation, the amounts payable with respect to Series A Voting Preferred Stock and any other stock ranking as to any such distribution on parity with the Series A Voting Preferred Stock are not paid in full, the holders of Series A Voting Preferred Stock and such other stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amounts to which the holders of Series A Voting Preferred Stock are entitled as provided herein, the holders of Series A Voting Preferred Stock will not be entitled to any further right or claim to any of our remaining assets in respect of such shares.

•	Except in the case of a Liquidation, the 57th Street Series A Voting Preferred Stock is not entitled to receive dividends or distributions other than dividends or distributions of common stock or Preferred Stock or other equity-linked securities in connection with an organic change of the capital stock of 57th Street or Crumbs or a fundamental transaction.

•	The Series A Voting Preferred Stock is subject to transfer restrictions intended to prohibit the transfer of such shares unless they are transferred with a proportionate amount of New Crumbs Class B

Exchangeable Units. In order to satisfy the transfer restriction, a holder must transfer a number of shares of Series A Voting Preferred Stock equal to the number of New Crumbs Class B Exchangeable Units divided by the Preferred Stock Voting Multiple, which is initially ten (10).

Warrants

As of the date of this prospectus, we had outstanding warrants to acquire 5,456,300 shares of common stock. Each warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on June 6, 2011.

The warrants will expire on May 5, 2016, at 5:00 p.m., New York City time, or earlier upon redemption.

Holders of our warrants will be able to exercise the warrants for cash only if we have an effective registration statement covering the common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock and, even in the case when cashless exercise is permitted as provided below, such shares of common stock are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although we have undertaken in our warrant agreement, and therefore have a contractual obligation, to use our best efforts to maintain an effective registration statement covering the shares of common stock issuable upon exercise of the warrants, and we intend to comply with our undertaking, we cannot assure you that we will be able to do so.

Notwithstanding the foregoing, if a registration statement covering the common stock issuable upon exercise of the warrants is not effective at any time beginning on the 61st business day following our May 5, 2011 business combination with Crumbs, and through the date on which the warrants expire, warrantholders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis.

We may redeem the outstanding warrants without the consent of any third party:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days prior written notice of redemption; and

•	if, and only if, the last sales price of our common stock equals or exceeds $17.50 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption;

provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement covering the common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock.

If we call the warrants for redemption, we will have the option to require all holders that subsequently wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value by (y) the fair market value. The “fair market value” shall mean the average last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least two-thirds of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders.

The redemption provisions for our warrants have been established at a price which is intended to provide a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing common stock price and the warrant exercise price to absorb any negative market reaction to our redemption of the warrants. There can be no assurance, however, that the price of the common stock will exceed either $17.50 or the warrant exercise price of $11.50 after we call the warrants for redemption and the price may in fact decline as a result of the limited liquidity following any such call for redemption.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or before the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised, or through a cashless exercise (when permitted). The warrantholders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive common stock. After the issuance of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrantholders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrantholder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the common stock outstanding.

No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrantholder.

New Crumbs Units

New Crumbs Units

The Third Amended and Restated LLC Agreement provides for two classes of interests, namely the New Crumbs Class B Exchangeable Units and New Crumbs Class A Voting Units, which will generally be economically equivalent. The Third Amended and Restated LLC Agreement generally provides that distributions to holders of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units will be pro rata with respect to the number of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units.

The Third Amended and Restated LLC permits the board of managers of Crumbs to authorize cash distributions solely to us without pro rata distributions to the other Members in amounts required for us to pay the following expenses related to our existence as the public holding company of Crumbs:

•	overhead, legal, accounting and other professional fees and expenses, including cost of periodic reports to the Class A Holder’s security holders, any judgments, settlements, penalties, fines or other costs and expenses in respect of any claims against, or any litigation or proceedings, involving us;

•	salary, bonus, and other benefits payable to, and indemnities provided on behalf of, our officers, directors and employees;

•	any director compensation and/or fees or expenses payable to directors related to their attendance at each regular or special meeting of the board of directors;

•	any costs or expenses related to obtaining directors and officers insurance or any other insurance reasonably required as determined by our board of directors;

•	fees and expenses related to any public offering or private placement of debt securities or equity securities, investment or acquisition (whether or not successful) authorized by our board of directors;

•	franchise taxes and other fees and expenses in connection with the maintenance of our existence (including, but not limited to, any costs or expenses associated with being a public company listed on a national securities exchange);

•	any payment the proceeds of which are used to purchase or redeem our equity securities in accordance with the terms of the Exchange and Support Agreement and the Third Amended and Restated LLC Agreement; and

•	any other liability, other than with respect to our income tax obligations, that the board of managers of Crumbs acting in good faith reasonably believes is required to allow us to operate in the ordinary course or is otherwise required to prevent our insolvency;

provided, however, that the amount of any such distributions will be reduced, to the extent practicable, by the amount of unused cash remaining from any prior such distributions, including any interest earned thereon, and no excess cash that results from such distributions may be used by us to make a distribution to our equity holders other than amounts related to certain purchases or redemptions of our equity securities pursuant to the Exchange and Support Agreement.

Each holder of interests will have a capital account, which will be subject to customary adjustment, including increases by the amount of any contributions or allocations of income or gain and decreases by the amount of any distributions or allocations of loss or deduction. The capital account of each of the Members that is attributable to the non-transferred former Class B interests shall be retained by each such Member. Net income (or net loss) shall be allocated to the holders of the New Crumbs Class A Voting Units (including us) and New Crumbs Class B Exchangeable Units, pro rata with respect to the number of the New Crumbs Class A Voting Units (including us) and the New Crumbs Class B Exchangeable Units, subject to any required regulatory and related curative allocations. Allocations of taxable items of income will follow book allocations of such items, subject to Section 704(c) of the Internal Revenue Code. The Third Amended and Restated LLC Agreement provides that distributions to holders of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units will be made at the discretion of the board of managers of Crumbs and will be pro rata with respect to the number of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units, except as required pursuant to the “Public Company Expense” provisions described above. Crumbs will endeavor to make distributions to holders of its New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units in an amount necessary to cover their tax obligations (including quarterly estimated taxes) attributable to their allocable share of Crumbs’ income, with respect to any pre- and post-closing fiscal year, subject to availability of free cash, debt service obligations, and other legal restrictions. If other distributions made with respect to such fiscal year are not at least equal to such amount, Crumbs will (to the extent so permitted), make sufficient distributions to provide holders of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units (and, in the case of holders which are pass-through entities for tax purposes, their members, partners or equity holders) with an amount equal to taxes (including quarterly estimated taxes) applicable to their respective allocable income at the highest rate applicable to any individual resident of New York City, subject to availability of free cash, debt service obligations, and other legal restrictions. The necessity of a tax distribution will be based on cumulative distributions made by Crumbs with respect to any fiscal year. Although the amount of the tax distribution is based on the highest rate applicable to any holder of a New Crumbs Class A Voting Unit or New Crumbs Class B Exchangeable Unit (or its flow-through members or partners), the same tax distribution per unit will be made to all holders of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units, except with respect to any fiscal year prior to the completion of the Merger whereby only the holders of New Crumbs Class B Exchangeable Units shall be entitled to such tax distribution.

The Third Amended and Restated LLC Agreement contains limited restrictions on the transfer and/or pledge of the New Crumbs Class A Voting Units and New Crumbs Class B Exchangeable Units including prohibiting such transfers and/or pledges if:

•	such transfer or pledge is made to any person who lacks the legal right, power or capacity to own such unit or other interest in Crumbs;

•	such transfer or pledge would pose a material risk that Crumbs would be a “publicly traded partnership” as defined in Section 7704 of the Internal Revenue Code;

•	such transfer or pledge would require the registration of such security or of any class of securities pursuant to any applicable United States federal or state securities laws (including, without limitation, the Securities Act or the Exchange Act) or other non-U.S. securities laws (including Canadian provincial or territorial securities laws) or would constitute a non-exempt distribution pursuant to applicable provincial or state securities laws;

•	such transfer or pledge would cause any portion of the assets of Crumbs to become “plan assets” of any “benefit plan investor” within the meaning of regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974, as amended from time to time;

•	such transfer is by us to any person that has not been approved by the Members holding New Crumbs Class B Exchangeable Units, as described further below;

•	such pledge is by us to any person other than a person approved that has not been approved by the Members holding New Crumbs Class B Exchangeable Units, as described further below or is to a lender in connection with a bona fide third party debt financing or extension of credit; or

•	to the extent requested by Crumbs, it does not receive such legal and/or tax opinions and written instruments (including, without limitation, copies of any instruments of transfer and an accession agreement or other written instrument evidencing the assignee’s consent to be bound by the Third Amended and Restated LLC Agreement) that are in a form reasonably satisfactory to Crumbs.

In addition, to the extent the board of managers of Crumbs acting in good faith determines that interests in Crumbs do not meet the requirements of Treasury Regulation Section 1.7704-1(h), the board of managers of Crumbs may impose such restrictions on the transfer of units or other interests in Crumbs as the board of managers of Crumbs acting in good faith may reasonably determine to be necessary or advisable so that Crumbs is not treated as a publicly traded partnership taxable as a corporation under Section 7704 of the Internal Revenue Code.

Any transfer or pledge in violation of the Third Amended and Restated LLC Agreement shall be null and void ab initio.

New Crumbs Class A Voting Units

We received New Crumbs Class A Voting Units upon consummation of the Merger. Under the terms of the Third Amended and Restated LLC Agreement, 57th Street as the sole holder of New Crumbs Class A Voting Units, has the right to appoint the entire board of managers of Crumbs, which will mirror the board of directors of 57th Street. In the event the Members exchange their New Crumbs Class B Exchangeable Units for common stock, 57th Street will be issued New Crumbs Class A Voting Units equal to the number of New Crumbs Class B Exchangeable Units being exchanged pursuant to the terms of the Exchange and Support Agreement.

Under the terms of the Third Amended and Restated LLC Agreement, holders of New Crumbs Class A Voting Units possess all voting rights in Crumbs on ordinary matters. A two thirds vote of the New Crumbs

Class A Voting Units voting as a class shall be required prior to Crumbs taking or permitting any of the following actions:

•	any issuance of additional New Crumbs Class A Voting Units or New Crumbs Class B Exchangeable Units other than as required pursuant to by the Third Amended and Restated LLC Agreement, the Business Combination Agreement and/or the Exchange and Support Agreement;

•	the establishment and/or issuance of new classes of units, other equity securities in Crumbs or other Crumbs securities, other than certain issuances required pursuant to the Third Amended and Restated LLC Agreement, the Business Combination Agreement and/or the Exchange and Support Agreement;

•	the dissolution, liquidation or winding up of Crumbs or the commencement of a voluntary proceeding seeking reorganization or other similar relief;

•	a reincorporation, merger, consolidation, conversion or sale of all or substantially all the assets of Crumbs or similar action (other than where the successor remains an affiliate of 57th Street and the holders of New Crumbs Class A Voting Units are not adversely affected as a class and receive equity securities in the successor substantially identical in their rights as the New Class A Voting Units);

•	the withdrawal or resignation of a Member other than pursuant to a permitted transfer; and

•	the amendment, supplement, waiver or modification of the Third Amended and Restated LLC Agreement or Crumbs’ certificate of formation in a manner that disproportionately and adversely impacts the New Crumbs Class A Exchangeable Units.

New Crumbs Class B Exchangeable Units

Upon consummation of the Merger, the Members received New Crumbs Class B Exchangeable Units, and shall be entitled to receive additional New Crumbs Class B Exchangeable Units upon earning the Contingency Consideration. No additional New Crumbs Class B Exchangeable Units may be issued other than in accordance with the Business Combination Agreement or the Exchange and Support Agreement.

Under the terms of the Third Amended and Restated LLC Agreement, the voting rights of the New Crumbs Class B Exchangeable Units are limited to the matters described below and those matters required by Delaware law. A two thirds vote of the New Crumbs Class B Exchangeable Units voting as a class are required prior to Crumbs taking or permitting any of the following actions:

•	any issuance of additional New Crumbs Class A Voting Units or New Crumbs Class B Exchangeable Units other than as required pursuant to by the Third Amended and Restated LLC Agreement, the Business Combination Agreement and/or the Exchange and Support Agreement;

•	the establishment and/or issuance of new classes of units, other equity securities in Crumbs or other securities of Crumbs, other than certain issuances required pursuant to the Third Amended and Restated LLC Agreement, the Business Combination Agreement and/or the Exchange and Support Agreement; the dissolution, liquidation or winding up of Crumbs or the commencement of a voluntary proceeding seeking reorganization or other similar relief;

•	a reincorporation, merger, consolidation, conversion or sale of all or substantially all the assets of Crumbs or similar action (other than where the successor remains an affiliate of 57th Street and the holders of New Crumbs Class B Exchangeable Units are not adversely affected as a class and receive equity securities in the successor substantially identical in their rights as the New Class B Exchangeable Units);

•	the withdrawal or resignation of a Member other than pursuant to a permitted transfer;

•	the amendment, supplement, waiver or modification of the Third Amended and Restated LLC Agreement or Crumbs’ certificate formation in a manner that disproportionately and adversely impacts the New Crumbs Class B Exchangeable Units; and

•	the direct transfer or pledge of units, equity securities or other membership interests in Crumbs by 57th Street, subject to certain exception described above.

The Third Amended and Restated LLC Agreement also sets forth that the Third Amended and Restated LLC Agreement may not be amended without the consent of the holders of two-thirds of the New Crumbs Class A Voting Units and New Crumbs Class B Exchangeable Units voting as a single class. However, any amendment which disproportionately and adversely impacts any member of Crumbs must be approved by such member and any amendment which disproportionately and adversely impacts any class of interests must be approved by the holders of such class of interests, as described above.

The New Crumbs Class B Exchangeable Units will be exchangeable for common stock on a one-for-one basis (subject to certain adjustments related to organic dilution and Fundamental Transactions) at the request from time to time of any holder of such units pursuant to the terms of the Exchange and Support Agreement.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business transaction” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business transaction” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded common stock; or

•	on or subsequent to the date of the transaction, the business transaction is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our Certificate of Incorporation, as amended, and Bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. During the Earnout Period, and pursuant to an irrevocable waiver executed by all holders of the Series A Voting Preferred Stock, whereby the holders of our Series A Voting Preferred Stock waived their right to elect a majority of our board without a commensurate aggregate beneficial ownership interest in us, the Members as the initial holders of the Series A Voting Preferred Stock, will be entitled to elect a portion of our board of directors in proportion to their voting interest; provided however, that to the extent that the Members’ beneficial ownership would result in their ability to elect a fraction of a seat on our board, they would be permitted to “round-up” to the nearest whole-number the number of directors they could appoint to the board so long as such rounding-up would not otherwise permit the Members to elect a majority of our board. Moreover, our board of directors has the ability to designate the terms of and issue new series of preferred stock which may, or be used to, discourage unsolicited takeover proposals.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and units and warrant agent for our warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Dividends

The payment of any cash dividend will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. As a holding company without any direct operations, our ability to pay cash dividends to our stockholders may be limited to availability of cash provided to us by Crumbs through a distribution, loan or other transaction. With the exception of distributions to us to satisfy public company expenses which cannot be used for distributions to our stockholders, all distributions by Crumbs to us require a pro rata distribution to the other members of Crumbs pursuant to the terms of the Third Amended and Restated LLC Agreement, regardless of whether such other members of Crumbs hold Common Shares. See “Risk Factors — Risks Related to Crumbs’ Business and Industry.”

The payment of any dividends will be within the discretion of the board of directors at the time such dividend is declared, provided that for so long as any shares of Series A Voting Preferred Stock remain outstanding, the vote of at least a majority of the outstanding shares of Series A Voting Preferred Stock, voting separately as a series, will be necessary for us to declare any dividend or distribution on shares of common stock (other than in connection with a liquidation) in shares of common stock, unless a proportionate dividend or distribution of shares of Series A Voting Preferred Stock is also declared on the Series A Voting Preferred Stock. In addition, the terms of the Third Amended and Restated LLC Agreement, the Certificate of Designation and the Exchange and Support Agreement require that certain distributions of stock to our holders of common stock be accompanied by an identical distribution by Crumbs to its members holding New Crumbs Class B Exchangeable Units. Furthermore, if we or Crumbs incur any indebtedness following the consummation of the Merger, our ability and/or Crumbs ability, respectively, to declare dividends may be limited by restrictive covenants such party may agree to in connection therewith.

Registration Rights

We entered into a Registration Rights Agreement upon the consummation of the Merger with the Members, 57th Street GAC Holdings LLC (our founding stockholder and initial sponsor), Morgan Joseph TriArtisan LLC acting as representative for underwriter holders (collectively, the “Underwriter Holders”) and certain service providers (the “Expense Holders”) reflecting the following terms and such other terms and conditions reasonably acceptable to the parties to the Business Combination Agreement. Under the terms of the Registration Rights Agreement, (i) the Members are entitled to certain registration rights for any shares of common stock issued or issuable upon the exchange of the New Crumbs Class B Exchangeable Units, (ii) 57th Street GAC Holdings LLC is entitled to certain registration rights for the shares of common stock (“Insider Shares”) it obtained prior to the consummation of our initial public offering, (iii) 57th Street GAC Holdings LLC and the Underwriter Holders are entitled to certain registration for Insider Warrant Exchange Shares, and (iv) Expenses Holders are entitled to certain registration rights for their Expense Shares ((i)-(iv) collectively, the “Registrable Securities”), subject to certain limitations and to transfer restrictions. The Members may issue to 57th Street a written request on up to four occasions that it effect a registration under the Securities Act of all or any portion of the Registrable Securities held by the Members, such requests for registration to be allocated as set forth in the Registration Rights Agreement. A demand notice in respect of a demand registration by the Members may not be delivered prior to November 5, 2011 (six-months following the effective time of the Merger) and the proposed effective date of such registration shall be at least three months from the date of such delivery, unless we permit a shorter notice period. An additional demand may be made on October 1, 2012, and the proposed effective date of such registration shall be at least three months from the date of such delivery, unless we permit a shorter notice period. In addition, the Members have certain shelf registration rights beginning on May 5, 2012 (the first anniversary of the effective time of the Merger) provided the Members, together with the holders of any other securities of 57th Street entitled to inclusion in such registration, propose to register Registrable Securities and such other securities (if any) at an aggregate price to the public of at least $1,000,000. In addition, the Members have unlimited “piggyback” registration rights on registration statements.

Additionally, at any time after the date that is three months prior to the Insider Shares being released from escrow agreement entered into with respect to such Insider Shares in connection with our initial public offering, but before the fifth anniversary of the same, the Insider Shares will be subject to a demand registration right; provided, 57th Street GAC Holdings LLC, together with the holders of any other of our securities entitled to inclusion in such registration, propose to register Registrable Securities and such other securities (if any) at an aggregate price to the public of at least $1,000,000; and provided, further, that 57th Street GAC Holdings LLC shall not have had in excess of 25% of their Registrable Securities included in an effective registration statement. The holders of Insider Shares, Insider Warrant Exchange Shares and the Expense Shares will have “piggyback” registration rights which provide these holders the option to register the resale of Registrable Securities if at any time we file a registration statement under the Securities Act meeting the requirements set forth in the Registration Rights Agreement. Upon our becoming a well-known seasoned issuer, we will be required to promptly register the sale of all of the Registrable Securities under an automatic shelf registration statement (an “ASR”), and to cause such ASR to remain effective thereafter until there are no longer any Registrable Securities registered on such ASR.

Exchange and Support Agreement

Upon consummation of the Merger, we entered into an Exchange and Support Agreement (the “Exchange and Support Agreement”) with Crumbs and the Members. The Exchange and Support Agreement sets forth the conditions and procedures with respect to Members right to exchange their New Crumbs Class B Exchangeable Units for shares of common stock. This Exchange and Support Agreement provides that a Member may exchange such Member’s New Crumbs Class B Exchangeable Units by providing a revocable notice to Crumbs and complying with the exchange procedures and requirements set forth in the Exchange and Support Agreement. New Crumbs Class B Exchangeable Units shall be initially exchangeable for common stock on a one-for-one basis, subject to adjustment for certain organic dilution events and other Fundamental Transactions (as defined below). Contemporaneous with the completion of an exchange of New Crumbs Class B Exchangeable Units, we will automatically redeem a number of shares of Series A Voting Preferred Stock equal to the number of New Crumbs Class B Exchangeable Units being exchanged for divided by the Preferred Stock Voting Multiple, which is initially ten (10). Upon delivery of such common shares to the Crumbs Member (or its designee), Crumbs will cancel such New Crumbs Class B Exchangeable Units exchanged and issue to us New Crumbs Class A Voting Units equal to the number of New Crumbs Class B Exchangeable Units that have been canceled.

The Exchange and Support Agreement provides that we and Crumbs use our commercially reasonable efforts to expeditiously and in good faith provide holders of New Crumbs Class B Exchangeable Units with sufficient notice so that such holders may participate in any take-over bid, merger, consolidation, share exchange offer, third party or issuer tender offer, arrangement or similar transaction or registration statement involving the common stock and, to facilitate participation in any such transaction or registration statement, to adopt reasonable modifications (following good faith consultation with the Members) to the exchange procedures set forth in the Exchange and Support Agreement so that any exercise required in respect thereof shall be effective only upon, and shall be conditional upon, the closing of such transaction or effectiveness of such registration statement.

The Exchange and Support Agreement also provides that we will not (i) acquire, whether by merger, reorganization, consolidation, purchase or otherwise, any business, material assets or securities (other than its own securities) unless, following such transaction, such business, assets or securities are owned by Crumbs or a wholly owned subsidiary of Crumbs, (ii) except as provided by the Third Amended and Restated LLC Agreement, own any assets or securities (other than Crumbs securities and a de minimis amount of cash or other temporary investments or those necessary or incidental to the operation of our business as the public holding company of Crumbs or to our duties contemplated by the Exchange and Support Agreement or the Third Amended and Restated LLC Agreement ) or operate any business (other than the holding of Crumbs securities, acting as an issuer of publicly traded securities or activities incidental thereto), or (iii) issue shares of Series A Voting Preferred Stock of the same class as held by the Members to any person other than the Members or pursuant to the Business Combination Agreement. In the event we undertake any stock split, stock dividend or distribution, subdivision of shares, reverse stock split, stock combination, or reclassification of common shares, then the Exchange and Support Agreement requires the number of shares of Series A Voting Preferred Stock held by any Crumbs Member, the number of New Crumbs Class B Exchangeable Units held by any Crumbs Members, and the number of New Crumbs Class A Voting Units held by us will all be adjusted in the same amount (in percentage terms) as the shares of common stock. In the event we issues any shares of common stock (other than pursuant to the Exchange and Support Agreement), including in respect of options, warrants or other convertible securities, the Exchange and Support Agreement, subject to certain exceptions, requires us to contribute the proceeds of such issuance, exercise or conversion to Crumbs in exchange for a number of New Crumbs Class A Voting Units equal to the number of shares of common stock so issued. Moreover, in the event we issue any securities other than shares of common stock, including convertible debt securities, preferred stock, options, warrants, or other securities exercisable for or convertible into shares of common stock (other than pursuant to the Exchange and Support Agreement), the Exchange and Support Agreement, subject to certain exceptions, requires us to contribute, lend or otherwise the proceeds of such issuance to Crumbs. Further, in the event of our merger, acquisition, reorganization, consolidation, or liquidation involving a payment or distribution of cash, securities or other assets to the holders of common stock or any reclassification or other similar transaction as a result of which the shares of common stock are converted into, among other things, another security (collectively, a “Fundamental Transaction”), the New Crumbs Class B Exchangeable Units shall remain outstanding and the provisions of the Exchange and Support Agreement permit the exchange of New Crumbs Class B Exchangeable Units for the amount of such cash, securities or other assets which an exchanging Crumbs Member would have received had such member made an exchange for common stock immediately prior to such Fundamental Transaction, regardless of whether such exchange would actually have been permitted at such time. The Exchange and Support Agreement also requires us to reserve from our authorized capital stock at least a number of shares of common stock sufficient to allow for the exchange of New Crumbs Class B Exchangeable Units owned by the Members and those which are included in the Contingency Consideration.

Under the terms of the Exchange and Support Agreement, each Member agreed that it shall not offer, sell or otherwise transfer any shares of common stock issued pursuant to the Exchange and Support Agreement or Series A Voting Preferred Stock issued pursuant to the Business Combination Agreement other than (a) to us or Crumbs; (b) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act; (c) within the United States in accordance with (i) Rule 144A under the Securities Act to a person who the seller reasonably believes is a “Qualified Institutional Buyer” (as defined therein) that is purchasing for its own account or for the account of another Qualified Institutional Buyer to whom notice is given that the offer, sale, or transfer is being made in reliance on Rule 144A, if available, or (ii) the exemption from registration under the Securities Act provided by Rule 144 , if applicable; (d) in a transaction that does not require registration under the Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities; or (e) pursuant to an effective registration statement under the Securities Act and to include legends reflecting such transfer restrictions on their share certificates. We agreed to cooperate to cause such legends to be removed under certain circumstances when they are no longer applicable and to notify our transfer agent when we have reasonably determined that a proposed transfer is exempt from, or not subject to, the registration requirements of the Securities Act. If any shares of common stock are listed on any domestic stock exchange, we are to take all such actions as may be necessary to ensure that the shares of common stock issuable under the Exchange and Support Agreement will be duly approved for listing subject to official notice of issuance on each securities exchange, if any, on which such shares are then listed.

Tax Receivable Agreement

Upon consummation of the Merger, we entered into a Tax Receivable Agreement with the Members. The payment of the merger consideration other than the New Crumbs Class B Exchangeable Units was a taxable exchange. In addition, the Members may (subject to the terms of the Exchange and Support Agreement) exchange their New Crumbs Class B Exchangeable Units for shares of common stock on a one-for-one basis, which exchanges will also be taxable exchanges. Crumbs intends to make an election under Section 754 of the Code effective for each taxable year in which a taxable exchange of New Crumbs Class B Exchangeable Units occurs, which may result in an adjustment to the tax basis of the assets of Crumbs at the time of any such taxable exchange. As a result of both this initial purchase and these subsequent exchanges, we, as the “corporate taxpayer”, will become entitled to a proportionate share of the existing tax basis of the assets of Crumbs. All such taxable exchanges are expected to result in increases in the tax basis of the assets of Crumbs that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that we, the corporate taxpayer, would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the existing tax basis, tax basis increase and increased deductions, and a court could sustain such a challenge.

The Members entered into a Tax Receivable Agreement with us, as the corporate taxpayer, that provides for the payment from time to time by us, as the corporate taxpayer, to the existing Members of (i) 50% of the benefits that we are deemed to realize as a result of payment of the Merger consideration other than the New Crumbs Class B Exchangeable Units, (ii) 75% of the benefits, if any, that we are deemed to realize as a result of certain future exchanges of New Crumbs Class B Exchangeable Units for shares of common stock, and (iii) certain other amounts attributable to tax benefits in connection with the Merger and related transactions, including tax benefits attributable to payments under the Tax Receivable Agreement. These payment obligations are our obligations, as the corporate taxpayer, and not of Crumbs. For purposes of the Tax Receivable Agreement, the benefit deemed realized by us, as the corporate taxpayer, will be computed by comparing the actual income tax liability of the corporate taxpayer (calculated with certain assumptions) to the amount of such taxes that we, as the corporate taxpayer, would have been required to pay had there been no increase to the tax basis of the assets of Crumbs as a result of the taxable exchanges and had we, as the corporate taxpayer, not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless we, as the corporate taxpayer, exercise our right to terminate the Tax Receivable Agreement for an amount based on the agreed payments remaining to be made under the agreement or we breach any of our material obligations under the Tax Receivable Agreement in which case all obligations will generally be accelerated and due as if we had exercised our right to terminate the agreement. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including:

•	the timing of exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Crumbs at the time of each exchange;

•	the price of shares of common stock at the time of the exchange — the increase in any tax deductions, as well as the tax basis increase in other assets, of Crumbs is directly proportional to the price of shares of the common stock at the time of the exchange;

•	the extent to which such exchanges are taxable — if an exchange is not taxable for any reason, increased deductions will not be available; and

•	the amount and timing of the corporate taxpayer’s income — the corporate taxpayer will be required to pay up to 75% of the deemed benefits as and when deemed realized. If the corporate taxpayer does not have taxable income, the corporate taxpayer generally is not required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no benefit will have been actually realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the Tax Receivable Agreement

It is expected that the payments that we, as the corporate taxpayer, may make under the Tax Receivable Agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are not conditioned upon the Members’ continued ownership of our common stock.

The effects of the Tax Receivable Agreement on our consolidated balance sheet are as follows:

•	we will record an increase of $9,179,000 million in deferred tax assets for the estimated income tax effects of the increase in the tax basis of the assets based on enacted federal and state tax rates at the date of the transaction. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

•	we will record up to 75% of the estimated realizable tax benefit resulting from the increase in the tax basis as noted above and certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreements as an approximately $4,589,500 accounts payable to related parties pursuant to the Tax Receivable Agreement; and

•	we will record an increase to additional paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to related parties under the Tax Receivable Agreement.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. All of the effects of changes in any of these estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

In addition, the Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) obligations with respect to exchanged New Crumbs Class B Exchangeable Units (whether exchanged before or after such transaction) would be based on certain assumptions, including that the corporate taxpayer would have sufficient taxable income to fully utilize the potential tax benefits arising from the Merger and related transactions (including as a result of entering into the Tax Receivable Agreement). As a result, (i) the corporate taxpayer could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual benefits it realizes in respect of the tax attributes subject to the Tax Receivable Agreement and (ii) if the corporate taxpayer elects to terminate the Tax Receivable Agreement early, it would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits. In these situations, the corporate taxpayer’s obligations under the Tax Receivable Agreement could have a substantial negative impact on its liquidity.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of the corporate taxpayer’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. In certain circumstances, the corporate taxpayer may defer its payments under the Tax Receivable Agreement but only to the extent the corporate taxpayer does not have available cash to satisfy its payment obligations under the Tax Receivable Agreement. Such deferred payments would accrue interest at a rate of LIBOR plus 500 basis points.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that the corporate taxpayer will determine. Although we are not aware of any issue that would cause the IRS to challenge the corporate taxpayer’s expected tax reporting positions, the corporate taxpayer will not be reimbursed for any payments previously made under the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of the benefits that the corporate taxpayer actually realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

Third Amended and Restated LLC Agreement

We are currently a holding company and our sole material asset is a controlling interest in Crumbs, the entity surviving the Merger. As such, we entered into the Third Amended and Restated LLC Agreement of Crumbs with Crumbs and the Members to govern the management and business of Crumbs following the

Merger. The Third Amended and Restated LLC Agreement provides for two classes of interests — New Crumbs Class B Exchangeable Units and New Crumbs Class A Voting Units, which are unitized so that each New Crumbs Class B Exchangeable Unit and New Crumbs Class A Voting Units has equivalent economic value, other than as specified in the Third Amended and Restated LLC Agreement.

Under the terms of the Third Amended and Restated LLC Agreement, holders of New Crumbs Class A Voting Units possess all voting rights in Crumbs on ordinary matters. A two thirds vote of the New Crumbs Class A Voting Units voting as a class are required prior to Crumbs taking or permitting any of the following actions:

•	any issuance of additional New Crumbs Class A Voting Units or New Crumbs Class B Exchangeable Units other than as required pursuant to the Third Amended and Restated LLC Agreement, the Business Combination Agreement and/or the Exchange and Support Agreement;

•	the establishment and/or issuance of new classes of units, other equity securities in Crumbs or other of its securities, other than certain issuances required pursuant to the Third Amended and Restated LLC Agreement, the Business Combination Agreement and/or the Exchange and Support Agreement;

•	the dissolution, liquidation or winding up of Crumbs or the commencement of a voluntary proceeding seeking reorganization or other similar relief;

•	a reincorporation, merger, consolidation, conversion or sale of all or substantially all the assets of Crumbs or similar action (other than where the successor remains an affiliate of us and the holders of New Crumbs Class A Voting Units are not adversely affected as a class and receive equity securities in the successor substantially identical in their rights as the New Class A Voting Units);

•	the withdrawal or resignation of a Member other than pursuant to a permitted transfer; and

•	the amendment, supplement, waiver or modification of the Third Amended and Restated LLC Agreement or Crumbs’ Certificate of Formation in a manner that disproportionately and adversely impacts the New Crumbs Class A Exchangeable Units.

Under the terms of the Third Amended and Restated LLC Agreement, the voting rights of the New Crumbs Class B Exchangeable Units are limited to the matters described below and those matters required by Delaware law. A two thirds vote of the New Crumbs Class B Exchangeable Units voting as a class are required prior to Crumbs taking or permitting any of the following actions:

•	any issuance of additional New Crumbs Class A Voting Units or New Crumbs Class B Exchangeable Units other than as required pursuant to the Third Amended and Restated LLC Agreement, the Business Combination Agreement and/or the Exchange and Support Agreement;

•	the establishment and/or issuance of new classes of units, other equity securities in Crumbs or other of our securities, other than certain issuances required pursuant to the Third Amended and Restated LLC Agreement, the Business Combination Agreement and/or the Exchange and Support Agreement;

•	the dissolution, liquidation or winding up of Crumbs or the commencement of a voluntary proceeding seeking reorganization or other similar relief;

•	a reincorporation, merger, consolidation, conversion or sale of all or substantially all the assets of Crumbs or similar action (other than where the successor remains an affiliate of us and the holders of New Crumbs Class B Exchangeable Units are not adversely affected as a class and receive equity securities in the successor substantially identical in their rights as the New Class B Exchangeable Units);

•	the withdrawal or resignation of a Member other than pursuant to a permitted transfer;

•	the amendment, supplement, waiver or modification of the Third Amended and Restated LLC Agreement or Crumbs’ certificate formation in a manner that disproportionately and adversely impacts the New Crumbs Class B Exchangeable Units; and

•	the direct transfer or pledge of units, equity securities or other membership interests in Crumbs by us, subject to certain exception described above.

Each holder of interests has a capital account, which is subject to customary adjustment, including increases by the amount of any contributions or allocations of income or gain and decreases by the amount of any distributions or allocations of loss or deduction. The capital account of each of the Members that is attributable to the non-transferred former Class B interests will be retained by each such Member. Net income (or net loss) will be allocated to the holders of the New Crumbs Class A Voting Units (to include 57th Street) and New Crumbs Class B Exchangeable Units, pro rata with respect to the number of the New Crumbs Class A Voting Units (to include 57th Street) and the New Crumbs Class B Exchangeable Unit, subject to any required regulatory and related curative allocations. Allocations of taxable items of income will follow book allocations of such items, subject to Section 704(c) of the Internal Revenue Code. The Third Amended and Restated LLC Agreement provides that distributions to holders of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units will be made at the discretion of the board of managers of Crumbs and will be pro rata with respect to the number of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units, except as required pursuant to the “Public Company Expense” provisions described below. Crumbs will endeavor to make distributions to holders of its New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units in an amount necessary to cover their tax obligations (including quarterly estimated taxes) attributable to their allocable share of Crumbs income, with respect to any pre- and post-closing fiscal year, subject to availability of free cash, debt service obligations, and other legal restrictions. If other distributions made with respect to such fiscal year are not at least equal to such amount, Crumbs will (to the extent so permitted), make sufficient distributions to provide holders of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units (and, in the case of holders which are pass-through entities for tax purposes, their members, partners or equity holders) with an amount equal to taxes (including quarterly estimated taxes) applicable to their respective allocable income at the highest rate applicable to any individual resident of New York City, subject to availability of free cash, debt service obligations, and other legal restrictions. The necessity of a tax distribution will be based on cumulative distributions made by Crumbs with respect to any fiscal year. Although the amount of the tax distribution is based on the highest rate applicable to any holder of a New Crumbs Class A Voting Units Class A Voting Unit or New Crumbs Class B Exchangeable Unit (or its flow-through members or partners), the same tax distribution per unit will be made to all holders of New Crumbs Class A Voting Units and the New Crumbs Class B Exchangeable Units, except with respect to any fiscal year prior to the completion of the Merger whereby only the holders of New Crumbs Class B Exchangeable Units will be entitled to such tax distribution.

The Third Amended and Restated LLC Agreement permits the board of managers of Crumbs to authorize cash distributions solely to 57th Street without pro rata distributions to the other Members in amounts required for 57th Street to pay the following expenses related to its existence as the public holding company of Crumbs (referred to as “Public Company Expenses”):

•	overhead, legal, accounting and other professional fees and expenses, including cost of periodic reports to the Class A Holder’s security holders, any judgments, settlements, penalties, fines or other costs and expenses in respect of any claims against, or any litigation or proceedings, involving 57th Street;

•	salary, bonus, and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of 57th Street;

•	any director compensation and/or fees or expenses payable to directors related to their attendance at each regular or special meeting of the board of directors of 57th Street;

•	any costs or expenses related to obtaining directors and officers insurance or any other insurance reasonably required by of 57th Street as determined by its board of directors;

•	fees and expenses related to any public offering or private placement of debt securities or equity securities, investment or acquisition (whether or not successful) authorized by the board of directors of 57th Street;

•	franchise taxes and other fees and expenses in connection with the maintenance of existence of the of 57th Street (including, but not limited to, any costs or expenses associated with being a public company listed on a national securities exchange);

•	any payment the proceeds of which are used to purchase or redeem equity securities of 57th Street in accordance with the terms of the Exchange and Support Agreement and the Third Amended and Restated LLC Agreement; and

•	any other liability, other than with respect to income tax obligations of the of 57th Street, that the board of managers of Crumbs acting in good faith reasonably believes is required to allow of 57th Street to operate in the ordinary course or is otherwise required to prevent the insolvency of the 57th Street;

provided, however, that the amount of any such distributions will be reduced, to the extent practicable, by the amount of unused cash remaining from any prior such distributions, including any interest earned thereon, and no excess cash that results from such distributions may be used by 57th Street to make a distribution to its equity holders other than amounts related to certain purchases or redemptions of its equity securities pursuant to the Exchange and Support Agreement.

The Third Amended and Restated LLC Agreement requires us to maintain a reserve consisting of all cash and cash equivalents received with respect to tax distributions that are not used for its operating expenses and requires us to keep Crumbs reasonably apprised of the amount of such reserves. At the request of the board of managers of Crumbs, we are required to provide all or a portion of such reserved funds to Crumbs in any of the following transactions requested by the board of managers: (i) by making a loan to Crumbs bearing interest at the applicable federal rate in effect as of the date of such loan and on such other terms and conditions reasonably requested by the board of managers of Crumbs acting in good faith, (ii) by making a capital contribution to Crumbs, or (iii) by entering into such other transaction reasonably acceptable to us and the board of managers of Crumbs. Any such loan shall provide that Crumbs may prepay any balances owed thereunder in order to provide us with funds sufficient to satisfy its obligations with respect to Public Company Expenses.

The Third Amended and Restated LLC Agreement further provides that, in the event of any merger, acquisition, reorganization, consolidation of Crumbs Holdings LLC in which Crumbs is a party, involving a payment or distribution of cash, securities or other assets to any member of Crumbs, the consideration received by Crumbs or by any direct or indirect holders of equity interests in Crumbs (including us) in such transaction, net of bona fide expenses of Crumbs, will be distributed pro rata with respect to the number of New Crumbs Class A Voting Units and New Crumbs Class B Exchangeable Units at the time of such distribution. Withholding and other taxes paid or payable by Crumbs in respect of the income of or distributions to a member of Crumbs will be repaid to Crumbs by such member, or Crumbs may offset amounts otherwise due to such member by the amount of such withholding taxes paid. No distributions will be permitted under the Third Amended and Restated LLC Agreement to the extent they would violate applicable law, result in default or violation of any financing agreement or if there is insufficient cash. Members of Crumbs will not be permitted to receive advances from Crumbs against their respective capital accounts or future distributions, other than in such amounts and at such times as determined by Crumbs as necessary to provide holders (and, in the case of holders which are pass-through entities for tax purposes, their members, partners or equityholders) with sufficient funds to pay applicable taxes.

The Third Amended and Restated LLC Agreement provides that no member of Crumbs will be obligated to make any contributions after the Closing Date (as defined in the Business Combination Agreement) other than us with respect to our support obligations related to the Exchange and Support Agreement. No member of Crumbs will be permitted to withdraw from Crumbs without the consent of holders of a majority of each class of interests outstanding and no such member may be involuntarily removed as a member.

Under the Third Amended and Restated LLC Agreement, we have the right to appoint the Crumbs board of managers, which shall be the same persons who comprise our board of directors immediately following the closing. A member of the board of Crumbs will have substantially the same fiduciary duties of a director of a corporation under Delaware law. Meetings of the board of managers of Crumbs may be called by the Chief

Executive Officer of Crumbs, the Chairman or by a majority of such board or a member of such board in certain circumstances. The Chief Executive Officer of Crumbs will be the same as our Chief Executive Officer and the other officers of Crumbs will be appointed by the CEO of Crumbs.

The Third Amended and Restated LLC Agreement contains the following exculpation and indemnification provisions. Neither the board members of Crumbs, any officer shall have any liability to Crumbs or any Member of Crumbs for any actions taken or omitted to be taken with respect to Crumbs including a breach of fiduciary duty by such director or officer, as applicable, except for liability (i) for any breach of the board member’s or officer’s duty of loyalty to Crumbs or its members, (ii) for acts or omissions not in good faith or which involve fraud, intentional misconduct or a knowing violation of law including theft, larceny, embezzlement, misappropriation or similar crimes, or (iii) for any transaction from which the board member or officer derived an improper personal benefit. Crumbs will indemnify and hold harmless 57th Street and any of its officers or directors, (ii) each member (other than 57th Street), any affiliate of such member and any officer, director, shareholder, partner, member, employee, or agent of such member or any of its affiliate (other than 57th Street), or (iii) any board member or officer of Crumbs or its subsidiaries to the fullest extent permitted by applicable law against all judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys’ fees and expenses) actually incurred by such person in connection with any proceeding, appeal, inquiry or investigation, if person acted in good faith, except where such person is judicially determined in a final nonappealable order to have acted in bad faith, to have breached its duty of loyalty to Crumbs and the Members, to have committed fraud or to be guilty of a felony or a misdemeanor involving theft, larceny, embezzlement, misappropriation or similar crimes or to have otherwise engaged in intentional misconduct or a knowing violation of law. Subject to a customary reimbursement undertaking, Crumbs will advance expenses to any indemnified person, to be repaid on a final, nonappealable judgment that such person is not entitled to indemnification. Indemnification payments will be limited to the amount of Crumbs assets.

The Third Amended and Restated LLC Agreement also sets forth that the Third Amended and Restated LLC Agreement may not be amended without the consent of the holders of New Crumbs Class A Voting Units and New Crumbs Class B Exchangeable Units voting as a single class (it is intended that the threshold for such consent is a two thirds of such units). However, any amendment which disproportionately and adversely impacts any member of Crumbs must be approved by such member and any amendment which disproportionately and adversely impacts any class of interests must be approved by the holders of such class of interests (it is intended that the threshold for such approval is two thirds).

We will consolidate the financial results of Crumbs and its subsidiaries, and the ownership interest of the Members in Crumbs will be reflected as a non-controlling interest in our consolidated financial statements.

As a partnership for U.S. federal income tax purposes, Crumbs is not subject to federal or state income taxes, with the exception of certain limited liability company fees, business entity and composite taxes imposed by certain states. Rather, each member of Crumbs is required to report separately on its income tax return its distributive share of Crumbs’ net long-term capital gain or loss, net short term capital gain or loss, and net ordinary income and deductions and credits, in each case, in accordance with the allocations set forth in the Third Amended and Restated LLC Agreement.

Listing of Securities

Our common stock, warrants and units are listed on the Nasdaq Capital Market under the symbols “CRMB”, “CRMBW” and “CRMBU”, respectively.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS
AND LIMITATION OF LIABILITY

Our Certificate of Incorporation, as amended, provides for indemnification of our officers and directors to the fullest extent permitted by Delaware law.

There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed on for us by Ellenoff, Grossman & Schole LLP, New York, New York. Ellenoff Grossman & Schole LLP owns 41,500 shares of our common stock, which were issued by us upon the consummation of the Merger for certain services performed.

EXPERTS

The financial statements of Crumbs incorporated by reference in this registration statement have been audited by Rothstein Kass & Company, P.C., independent registered public accounting firm, to the extent and for the periods set forth in their reports.

The financial statements of 57th Street General Acquisition Corp. incorporated by reference in this registration statement have been audited by Rothstein Kass & Company, P.C., independent registered public accounting firm, to the extent and for the periods set forth in their reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings are also available on the SEC’s website. The address of this site is http://www.sec.gov.

We have filed with the SEC a registration statement (which term includes all amendments, exhibits, and schedules thereto) on Form S-3 under the Securities Act with respect to the shares offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement because certain information has been incorporated into the registration statement by reference in accordance with the rules and regulations of the SEC. Please review the documents incorporated by reference for a more complete description of the matters to which such documents relate. The registration statement may be inspected at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549 and is available to you on the SEC’s web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that all the common stock covered by this prospectus is sold (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K for the year ended December 31, 2010;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011;

•	Our current reports on Form 8-K dated January 10, 2011, January 31, 2011, February 22, 2011, March 18, 2011, April 7, 2011, May 6, 2011, May 11, 2011, May 23, 2011, May 25, 2011, June 9, 2011, June 29, 2011, July 29, 2011, August 16, 2011 and September 8, 2011, respectively;

•	Registration statement on Form 8-A filed on June 29, 2011 pursuant to Section 12(b) of the Securities Act; and

•	all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus; provided, however, that notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

57th Street General Acquisition Corp.
Attn: Ronda S. Kase, Secretary
145 Main Street
Preston, MD 21655
(410) 673-1220

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.